File No. 70-10236

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID TRANSCO PLC

In accordance with the order of the Securities and Exchange Commission ("Commission") dated September 30, 2004, Holding Company Act Release No. 27898 (the "September 2004 Order"), National Grid Transco plc ("National Grid Transco"), hereby submits its report for the period October 1, 2004 to March 31, 2005 (the "reporting period")1. Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the September 2004 Order, for example:

"Authorization Period" shall mean October 1, 2004 through September 30, 2007

"Intermediate Companies" shall mean all holding companies in the chain of ownership of National Grid USA that are direct or indirect subsidiaries of National Grid Transco including National Grid (US) Holdings Limited, National Grid (US) Investments 4, National Grid (US) Partner 1 Limited, National Grid (US) Partner 2 Limited, National Grid General Partnership, National Grid Holdings Inc. and any new companies in the chain of ownership as the structure may be revised from time to time.

"Utility Subsidiary" shall mean all National Grid USA public utility subsidiary companies (i.e, Niagara Mohawk Power Corporation, Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, Nantucket Electric Company, New England Power Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, and New England Hydro-Transmission Electric Co. Inc.).

"National Grid USA Group" shall mean National Grid USA and its direct and indirect subsidiaries

Pursuant to the September 2004 Order, the value of securities issued in currencies other than the dollar were translated into dollars at the exchange rate prevailing on September 30, 2004 which was 1 GBP to 1.80 USD. Other items in the report reflect exchange rate translations as of the end of the reporting period at the then prevailing exchange rate of 1 GBP to 1.89 USD, or in the case of income statement items at an average rate for the period of 1 GBP to 1.87 USD. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

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_____________________
1 The reporting requirements contained in the September 2004 Order replaced the reporting requirements imposed in the Commission's Order dated January 16, 2002, Holding Company Act Release No. 27490 (the "January 2002 Order") and in the Commission's Order dated October 16, 2002, Holding Company Act Release No. 27577 (the "October 2002 Order").

Reporting Requirement No. 1: The sales of common stock, preferred securities or equity-linked securities by National Grid Transco and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, preferred securities or equity-linked securities).

Response:

There were no sales of common stock, preferred securities or equity-linked securities by National Grid Transco during the reporting period except for common stock under stock based plans as reported in Reporting Requirement No. 2, below.

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Reporting Requirement No. 2: The total number of shares of National Grid Transco common stock issued or issuable under options granted during the reporting period under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted, together with the number of shares issued or issuable during the Authorization Period.

Response:

Shares of common stock issued by National Grid Transco during the reporting period:

Date	No. of National Grid Transco Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
10/04/04	10,773	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 470.75p per share.	34,328	64,894
10/18/04	7,684	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 468.75p per share.	26,101	49,342
11/01/04	9,287	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 482.5p per share.	29,590	55,936
11/11/04	12,141	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 468.75p per share.	52,722	99,666
11/15/04	15,153	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 465p per share.	48,921	92,481
12/03/04	1,509	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 478.5p per share.	4,746	8,971
12/20/04	14,403	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 485p per share.	46,324	87,571
01/04/05	1,244,189	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-499.25p per share.	4,279,396	8,089,771
01/10/05	74,626	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-494.75p per share.	252,928	478,135
01/18/05	15,032	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 344p or 314.5p per share. Closing mid-market price-505.75p per share.	65,276	123,399
01/31/05	70,742	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-516.25p per share.	243,289	459,913
02/11/05	15,659	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 434.25 per share. Closing mid-market price-535.25p per share.	67,991	128,531
02/14/05	4,490	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 434.25p per share. Closing mid-market price-533.75p per share.	19,498	36,859
02/15/05	40,857	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-544.25p per share.	137,212	259,386
02/16/05	6,447	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 434.25p per share. Closing mid-market price-549.5p per share.	27,996	52,924
02/18/05	7,608	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 434.25p per share. Closing mid-market price-537.5p per share.	33,075	62,524
02/28/05	32,536	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-504.5p per share.	107,576	203,361
03/08/05	2,997	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 507.5p per share. Closing mid-market price-496.5p per share.	15,210	28,753
03/15/05	66,332	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-495p per share.	215,925	408,185
03/24/05	100,000	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 487.5p per share. Closing mid-market price-495.5p per share.	487,500	921,570
03/29/05	15,078	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-492.5p per share.	49,697	93,947
Total	1,767,543			6,245,301	11,806,119

Shares of common stock issuable by National Grid Transco during the reporting period:

During the reporting period options were granted over 2,915,057 National Grid Transco Shares at 383p first exercisable April 01, 2008, and 1,850,394 National Grid Transco shares at 383p first exercisable April 01, 2010.

Shares of common stock issued by National Grid Transco during the Authorization Period:

This is the same as for the reporting period; please see above.

Shares of common stock issuable by National Grid Transco during the Authorization Period:

This is the same as for the reporting period; please see above.

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Reporting Requirement No. 3: If National Grid Transco common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

Response:

During the reporting period no National Grid Transco common stock has been transferred to a seller of securities of a company being acquired.

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Reporting Requirement No. 4: The amount of guarantees issued during the reporting period by National Grid Transco, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

National Grid Transco issued a guarantee dated March 15, 2005 in respect of the National Grid Company plc's creditors as at March 24, 2005 (being the effective date of a reduction of NGC's share capital). This guarantee is up to the total amount of the reduction of capital of GBP 788,698,074 (USD 1,490,954,839). The reduction of capital was implemented to allow National Grid Transco to refinance intra-group liabilities.

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Reporting Requirement No. 5: The amount and terms of any National Grid Transco indebtedness issued during the reporting period which shall also separately show the amount of indebtedness issued during the Authorization Period.

Response:

National Grid Transco indebtedness issued during the reporting period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
02/25/05 [*]	National Grid Transco	4.375%	EUR 500,000,000 Fixed Rate Instruments due 2020	03/10/20	348,365,425	658,550,000
Various [**]	National Grid Transco	1.8%-2.9%	US Commercial Paper	1 day to 3 months	470,934,467	890,254,517
Total					819,299,892	1,548,804,517

[*] Instruments issued under the Euro 6,000,000,000 Euro Medium Term Note Program.

[**] There are various dates throughout the reporting period on which US Commercial Paper transactions take place. The table below shows the outstanding US Commercial Paper at the beginning and end of the reporting period, as well as, the maximum outstanding during the reporting period.

Outstanding US Commercial Paper as of September 30, 2004	Outstanding US Commercial Paper as of September 30, 2004	Maximum outstanding US Commercial Paper during the reporting period	Maximum outstanding US Commercial Paper during the reporting period	Outstanding US Commercial Paper as of March 31, 2005	Outstanding US Commercial Paper as of March 31, 2005
Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD
442,227,107	835,986,123	470,934,467	890,254,517	158,173,848	299,011,842

National Grid Transco indebtedness issued during the Authorization Period:

This is the same as for the reporting period; please see above.

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Reporting Requirement No. 6: National Grid Transco's "aggregate investment"1, as defined under Rule 53, in FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid Transco's consolidated retained earnings, a calculation of the amount remaining under the FUCO investment authorization, and a description of FUCO investments during the reporting period.

Response:

National Grid Transco has no investments in EWGs and its aggregate investment, as defined under Rule 53, in FUCOs as of the end of the reporting period is as follows:

A.
As of March 31, 2005, National Grid Transco's consolidated retained earnings calculated in accordance with US GAAP were GBP 3,377 million (USD 6,383 million) - excluding Other Comprehensive loss (OCL) of GBP (1,218) million (USD (2,302 million). Retained earnings, combined with OCL were GBP 2,159 million (USD 4,081 million).

B.	National Grid Transco's aggregate investment, as defined in Rule 53, in FUCOs as of March 31, 2005 was GBP 12,149 million (USD 22,962 million).
C.
National Grid Transco's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 360% as of March 31, 2005. Under the Order of the Commission dated March 9, 2005 (Release No. 35-27950), National Grid Transco was authorized to invest up to USD 36.143 billion in FUCOs. National Grid Transco had USD 13.181 billion of unused FUCO investment authority based on the aggregate investment as of the end of the reporting period.

D.
The change in National Grid Transco's aggregate investment in FUCOs reflects movements in guarantees and intercompany loans. Otherwise, no major FUCO investments were made during the reporting period. National Grid Holdings One plc owns both National Grid Holdings Limited and Lattice Group plc, each a FUCO. As of the end of the prior reporting period, using a conversion ratio at that time of 1 GBP to 1.80 USD, National Grid Transco's aggregate investment, as defined in Rule 53, in FUCOs was GBP 10,635 million (USD 19,143 million).

1In conformance with Rule 53, the aggregate investment calculation does not include loans that are solely between companies in the FUCO group for which there is no direct or indirect recourse to National Grid Transco plc. Previous filings of this report did include such loans from National Grid Holdings One plc in the calculation of the aggregate investment for Lattice Group plc and National Grid Holdings Limited.

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Reporting Requirement No. 7: A list showing the current "aggregate investment"1 under Rule 53, for each FUCO owned.

Response:

National Grid Transco holds all of its FUCO investments under one holding company, National Grid Holdings One plc ("NGH One"), which is a FUCO. NGH One owns Lattice Group plc and National Grid Holdings Limited, each a FUCO.

The current "aggregate investment" under Rule 53 for National Grid Holdings One plc as of March 31, 2005 was GBP 12,149 million (USD 22,962 million).

The current "aggregate investment" under Rule 53 for Lattice Group plc as of March 31, 2005 was GBP 9,577 million (USD 18,100 million).

The current "aggregate investment" under Rule 53 for National Grid Holdings Limited as of March 31, 2005 was GBP 3,456 million (USD 6,533 million).

1In conformance with Rule 53, the aggregate investment calculation does not include loans that are solely between companies in the FUCO group for which there is no direct or indirect recourse to National Grid Transco plc. Previous filings of this report did include such loans from National Grid Holdings One plc in the calculation of the aggregate investment for Lattice Group plc and National Grid Holdings Limited.

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Reporting Requirement No. 8: The ratio of investment in FUCOs to National Grid Transco's total consolidated capitalization, the market to book ratio of National Grid Transco's common stock, and an analysis of the growth in consolidated retained earnings, segregating total earnings growth attributable to FUCO investments from that attributable to other businesses of National Grid Transco.

Response (in millions):

A.	The ratio of investment in FUCOs to National Grid Transco's total consolidated capitalization as of March 31, 2005 was 48%.
B.	The market to book ratio of National Grid Transco's common stock as of March 31, 2005 was 1.4.
C.
National Grid Transco's consolidated earnings under US GAAP for the reporting period was GBP 1,304 million (USD 2,438 million). This excludes other comprehensive income under US GAAP for the reporting period of GBP 64 million (USD 120 million). Consolidated retained earnings under US GAAP were reduced during the reporting period by dividends of GBP 628 million (USD 1,174 million).

National Grid Holdings One plc consolidated earnings under US GAAP as of March 31, 2005 was GBP 1,013 million (USD 1,894 million). There was no other comprehensive income under US GAAP for the reporting period. Consolidated retained earnings were reduced by dividends of GBP 650 million (USD 1,216 million) paid by National Grid Holdings One plc to National Grid Transco during the reporting period.

As described in more detail in the full year results of National Grid Transco filed on Form on 20-F on June 15, 2005, National Grid Transco's consolidated earnings, under UK GAAP, for the year ended March 21, 2005 before exceptional items and goodwill amortisation were £1,106m ($2,068m) on revenue of £8,521m ($15,934m).

Underlying operating profit on a UK GAAP basis from UK electricity and gas transmission was up 7% at £809m ($1,513m) compared with £759m ($1,419m) last year. This reflected the beneficial timing impacts from the connections charging reform ("Plugs") of £54m ($101m) and the collection of the under-recovery of electricity transmission owner revenue of £26m ($49m). These increases were partially offset by pension deficit charges, higher by £11m ($21m), and incentive profits, lower by £16m ($30m), against the backdrop of tougher regulatory targets in both the electricity and gas system operator incentive schemes. Transmission operator controllable costs, which exclude increases in ongoing pension costs, were reduced by 1% in real terms during the year.

Underlying operating profit on a UK GAAP basis from UK gas distribution was down £146m ($273m) at £570m ($1,066m) compared with £716m ($1,339m) last year. Formula income declined £53m ($99m), primarily from reduced transportation prices, due to the timing of allowed revenue recoveries, exacerbated by a very mild winter. Revenues would have been some £70m ($131m) higher if seasonal normal temperatures had occurred. The planned increase of replacement expenditure (repex), which is fully expensed, was £86m ($161m). The remainder of the year-on-year variance was due to a £17m ($32m) increase in charges relating to gas commodity prices and a reduction in pension costs of £9m ($17m) primarily due to deficit charges.

The UK electricity and gas transmission business and the UK gas distribution business are both owned indirectly by National Grid Holdings One plc, which is a FUCO.

In the US, underlying operating profit on a UK GAAP basis from US electricity transmission was up £4m ($7m) to £123m ($230m) on a constant currency basis. This was primarily due to reduced costs.

The performance of US electricity and gas distribution was particularly strong. Underlying operating profit on a UK GAAP basis was up 15% at £374m ($699m) on a constant currency basis compared with £325m ($608m) last year.

Electricity delivery volumes increased 0.5% compared to the prior year. On a weather adjusted basis, total electricity delivery volumes increased by 1.4% and by 1.7% in the important domestic sales category, adding £17m ($32m) to underlying operating profit on a UK GAAP basis. The year-on-year weather effect reduced underlying operating profit on a UK GAAP basis by some £9m ($17m), primarily due to a cooler than normal summer.

US controllable costs, on a US GAAP basis, have been reduced by 20% in real terms since 2001/02, including a £35m ($65m) reduction since last year, due primarily to staffing reductions and the improved management of bad debts.

Underlying operating profit on a UK GAAP basis for the Group's Wireless Infrastructure business was up £40m ($75m) at £46m ($86m) due to the acquisition of the UK operations of Crown Castle International Corp. on August 31, 2004. The business is performing in line with the Group's expectations and the integration with the Group's existing business, Gridcom UK, is on schedule.

Underlying operating profit on a UK GAAP basis from the Group's Other activities (including joint ventures), was up £66m ($123m) at £169m ($316m) compared with £103m ($193m) last year. This reflects increased property stock sales by SecondSite, the elimination of losses at Fulcrum Connections and items relating to insurance. These were only partially offset by the expected impact of lower prices charged by the Group's Metering business under new contracts signed with its gas supply customers.

Under US GAAP, National Grid Transco revenues in the year ended March 31, 2005 were £8,534m ($15,959m) and net income was £1,304m ($2,438m). Operating profit for UK electricity and gas transmission and UK gas distribution was £711m ($1,330m) and £712m ($1,331m).

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Reporting Requirement No. 9: A statement of revenues and net income for each FUCO for the twelve months ending as of the end of the reporting period.

Response:

A.
The consolidated revenue under US GAAP for National Grid Holdings One plc for the year ended March 31, 2005 was GBP 4,752 million (USD 8,886 million).

The consolidated revenue under US GAAP for National Grid Holdings Limited for the year ended March 31, 2005 was GBP 1,423 million (USD 2,690 million).

The consolidated revenue under US GAAP for Lattice Group plc for the year ended March 31, 2005 was GBP 3,183 million (USD 6,016 million).

B.
The consolidated net income under US GAAP for National Grid Holdings One plc for the year ended March 31, 2005 was GBP 1,013 million (USD 1,894 million).

The consolidated net income under US GAAP for National Grid Holdings Limited for the year ended March 31, 2005 was GBP 502 million (USD 939 million).

The consolidated net income under US GAAP for Lattice Group plc for the year ended March 31, 2005 was GBP 486 million (USD 909 million).

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Reporting Requirement No. 10: A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

Response:

Issuing Company	Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	GBP Balance at 03/31/05	USD Balance at 03/31/05
National Grid (US) Holdings Ltd	National Grid Transco	GBP 8,883,000	3 month GBP Libor + ..5%	On Demand	381,847,187	721,843,922
National Grid (US) Holdings Ltd	National Grid Transco	GBP 30,974,460	3 month GBP Libor + ..5%	On Demand	381,847,187	721,843,922
National Grid (US) Holdings Ltd	National Grid Transco	GBP 82,475,279	3 month GBP Libor + ..5%	On Demand	381,847,187	721,843,922
National Grid (US) Investments 4 Ltd	National Grid (US) Holdings Ltd	GBP 1,629,926	Non- interest bearing	On Demand	1,629,926	3,081,212
National Grid (US) Investments 4 Ltd	National Grid Holdings One Ltd	GBP 89,524,803	3 month GBP Libor + ..5%	On Demand	592,854,192	1,120,731,565
National Grid (US) Investments 4 Ltd	Lattice Group Plc	GBP 169,250,860	3 month GBP Libor + ..5%	On Demand	2,770,455,258	5,237,268,620

Note: The rates of Libor + 0.5% are directly comparable to National Grid Transco's own cost of external bank facilities of Libor + 0.425%.This rate has been adjusted slightly to reflect that the loans are to Intermediate Companies whose credit strength is less than the parent National Grid Transco.

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Reporting Requirement No. 11: The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposit or withdrawal balance by company participating in the money pool as of the end of the reporting period.

Response:

The table below lists short term debt issued by Utility Subsidiaries during the reporting period, with the exception of money pool borrowings which are reported on a net balance basis in the immediately following table.

Issuing Company	Acquiring Company	Initial Principal	Interest Rate	Installment Date	Term of Loan	GBP Balance at 03/31/05	USD Balance at 03/31/05
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings Inc.	USD 13,000,000	1.93%	November 1, 2004	Demand	0	0
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings Inc.	USD 7,000,000	2.22%	December 1, 2004	Demand	0	0
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings Inc.	USD 6,500,000	2.32%	January 3, 2005	Demand	0	0

Net Money Pool Balances as of the End of the Reporting Period by Participating Company

Participating Company[1]	Net Amount on Deposit	Net Amount of Borrowings
National Grid USA	380,425,000
Massachusetts Electric Company		291,300,000
The Narragansett Electric Company		37,700,000
Granite State Electric Company	9,875,000
Nantucket Electric Company	700,000
New England Power Company	307,325,000
Niagara Mohawk Power Corporation		400,500,000
New England Hydro-Transmission Electric Co., Inc.		1,325,000
New England Hydro-Transmission Corporation		875,000
New England Electric Transmission Corporation		1,900,000
EUA Energy Investment Corporation	21,325,000
National Grid USA Service Company, Inc.	13,950,000
Total	733,600,000	733,600,000

1The following companies are also authorized to participate in the Money Pool, but did not participate during the reporting period: AEMC, L.L.C., Metrowest Realty LLC, NEES Communications, Inc., NEES Energy, Inc., NEES Telecommunications Corp., New England Energy Incorporated, New England Hydro Finance Company, Inc., Wayfinder Group, Inc., GridAmerica Holdings Inc., and GridAmerica LLC.

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Reporting Requirement No. 12: A retained earnings analysis of each company in the National Grid USA Group, detailing Gross Earnings (as that term is defined in the Commission's Order dated March 15, 2000, Holding Co. Act Release No. 27154) or income available for dividends, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

Response:

Please see Exhibit A-1 attached hereto.

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Reporting Requirement No. 13: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid Transco, National Grid Holdings One plc ("NGH One"), each Intermediate Company, and each Utility Subsidiary.

Response:

For National Grid Transco, NGH One, and each Intermediate Company, please see Exhibit A-2 attached hereto.

For the Utility Subsidiaries, please see Exhibit A-3 attached hereto.

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Reporting Requirement No. 14: A list of borrowings by National Grid USA Group companies from associated FUCOs, indicating at least three other sources of funds (with rates and terms) and demonstrating how the Best Rate Method was applied to such borrowings.

Response:

There were no borrowings by National Grid USA Group companies from associated FUCOs during the reporting period.

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Reporting Requirement No. 15: If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, National Grid Transco will provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

Response:

No subsidiaries of National Grid Transco are considered VIE's as the term is used in FASB interpretation 46R.

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Reporting Requirement No. 16: If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

Response:

No subsidiaries of National Grid Transco are considered VIE's as the term is used in FASB interpretation 46R.

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Reporting Requirement No. 17: A list of U-6B-2 forms filed with the Commission during the reporting period, including the name of the filing entity and the date of filing.

Response:

The following U-6B-2s were filed with the Commission during the reporting period:

Massachusetts Electric Company filing on Form U-6B-2 dated December 17, 2004 in connection with issuance of $40,000,000 of long-term tax exempt debt through the Massachusetts Development Finance Agency.

Nantucket Electric Company and Massachusetts Electric Company filing on Form U-6B-2 dated December 20, 2004 in connection with issuance of $12,775,000 of long-term tax exempt debt through the Massachusetts Development Finance Agency.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No 70-10236) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID TRANSCO PLC

By: /s/ John G. Cochrane
     John G. Cochrane
     Authorized Representative

Date: June 29, 2005

EXHIBIT INDEX

Exhibit	Description	Page

Exhibit A-1	Retained Earnings analysis for National Grid USA Group	Filed herewith
Exhibit A-2	National Grid Transco, NGH One, and Intermediate Company Capitalization Table	Filed herewith
Exhibit A-3	Capital Structure of Utility Subsidiaries	Filed herewith

Exhibit A-1
RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD OCTOBER 1, 2004 THROUGH MARCH 31, 2005
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2005
($MM)

	Massachusetts Electric Company	The Narragansett Electric Company	Granite State Electric Company	Nantucket Electric Company	Niagara Mohawk Power Corporation	New England Power Company[2,3]	New England Hydro Transmission-Electric Co., Inc.
Retained Earnings (Deficit) - Beginning of Period	240.6	179.0	13.8	2.7	310.3	254.9	0.4
Net Income (Loss)	61.5	26.0	2.8	0.5	172.2	43.4	2.4
Gross Retained Earnings (Deficit)	302.1	205.0	16.6	3.2	482.5	298.3	2.8

Dividends Paid on Preferred Stock	0.1	0.1	-	-	1.2	-	-
Dividends Paid on Common Stock	-	-	-	-	8.0	-	1.2
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	0.2
Retained Earnings Adjustment	-	-	-	-	-	-	-
Retained Earnings (Deficit) - End of Period	302.0	204.9	16.6	3.2	473.3	298.3	1.4

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	-	-	8.0	-	1.2
Out of Capital Surplus	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	8.0	-	1.2

Common Stock	60.0	56.6	6.0	-	187.4	72.4	1.7
Premium on Common Stock	-	-	-	-	-	-	7.7
Other Paid-In Capital	1,509.0	805.6	40.0	22.4	2,929.5	732.0	15.1
Unappropriated Retained Earnings (Deficit)	302.0	204.9	16.6	3.2	473.3	298.3	1.4
Other Comprehensive Income	(123.3)	(58.8)	(4.6)	(1.3)	12.9	-	-
Total Common Equity	1,747.7	1,008.3	58.0	24.3	3,603.1	1,102.7	25.9

Exhibit A-1 (Continued)

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD OCTOBER 1, 2004 THROUGH MARCH 31, 2005
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2005
($MM)

	New England Hydro Transmission Corporation	New England Hydro Finance Company, Inc.	New England Electric Transmission Corporation	National Grid USA (Parent)	Niagara Mohawk Holdings, Inc.	Opinac North America, Inc.	Opinac Energy Corporation
Retained Earnings (Deficit) - Beginning of Period	0.7	-	0.2	881.6	261.6	0.4	-
Net Income (Loss)	1.8	-	0.1	317.9	177.6	-	-
Gross Retained Earnings (Deficit)	2.5	-	0.3	1,199.5	439.2	0.4	-

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-
Dividends Paid on Common Stock	0.9	-	0.3	218.1	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-
Repurchase of Common Stock	0.1	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	(0.1)	0.3	-	-	-
Retained Earnings (Deficit) - End of Period	1.5	-	0.1	981.1	439.2	0.4	-

Dividends Paid on Common Stock:
Out of Retained Earnings	0.9	-	0.3	218.1	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	0.9	-	0.3	218.1	-	-	-

Common Stock	-	-	-	-	1.9	-	-
Premium on Common Stock	3.8	-	-	-	-	-	-
Other Paid-In Capital	10.4	-	0.1	7,099.0	3,146.1	13.4	-
Unappropriated Retained Earnings (Deficit)	1.5	-	0.1	981.1	439.2	0.4	-
Other Comprehensive Income	-	-	-	16.3	13.0	-	-
Total Common Equity	15.7	-	0.2	8,096.4	3,600.2	13.8	-

Exhibit A-1 (Continued)

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD OCTOBER 1, 2004 THROUGH MARCH 31, 2005
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2005
($MM)

	NM Receivables Corp. II	NM Properties, Inc.[4]	EUA Energy Investment Corp.	Metrowest Realty, LLC	Wayfinder Group, Inc.	Grid America Holdings, Inc.	GridAmerica LLC
Retained Earnings (Deficit) - Beginning of Period	-	-	3.8	4.3	0.9	1.8	1.1
Net Income (Loss)	-	-	0.6	0.4	-	1.3	0.4
Gross Retained Earnings (Deficit)	-	-	4.4	4.7	0.9	3.1	1.5

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-
Dividends Paid on Common Stock	-	-	-	-	-	1.6	1.3
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	-	-
Retained Earnings (Deficit) - End of Period	-	-	4.4	4.7	0.9	1.5	0.2

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	-	-	-	1.6	-
Out of Capital Surplus	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	1.6	-

Common Stock	-	-	-	-	-	0.2	-
Premium on Common Stock	-	-	-	-	-	-	-
Other Paid-In Capital	-	-	15.6	2.1	(5.4)	-	0.1
Unappropriated Retained Earnings (Deficit)	-	-	4.4	4.7	0.9	1.5	0.2
Other Comprehensive Income	-	-	-	-	-	-	-
Total Common Equity	-	-	20.0	6.8	(4.5)	1.7	0.3

Exhibit A-1 (Continued)

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD OCTOBER 1, 2004 THROUGH MARCH 31, 2005
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2005
($MM)

	NEES Energy, Inc.	National Grid Communications Consolidated[5]	National Grid USA Service Company, Inc.	National Grid Transmission Services Corporation	National Grid Communications Holdings, Inc.	National Grid USA Consolidated
Retained Earnings (Deficit) - Beginning of Period	(0.1)	(19.1)	0.7	(0.2)	-	881.6
Net Income (Loss)	(0.2)	1.7	-	-	-	318.8
Gross Retained Earnings (Deficit)	(0.3)	(17.4)	0.7	(0.2)	-	1,200.4

Dividends Paid on Preferred Stock	-	-	-	-	-	1.5
Dividends Paid on Common Stock	-	-	-	-	-	218.1
Premium on Redemption of Preferred Stock	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-
Retained Earnings Adjustment	-	(0.3)	0.2	-	-	0.3
Retained Earnings (Deficit) - End of Period	(0.3)	(17.1)	0.5	(0.2)	-	980.5

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	-	-	-	218.1
Out of Capital Surplus	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	218.1

Common Stock	-	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-	-
Other Paid-In Capital	(6.5)	125.3	10.7	-	-	7,099.0
Unappropriated Retained Earnings (Deficit)	(0.3)	(17.1)	0.5	(0.2)	-	980.5
Other Comprehensive Income	-	-	3.0	-	-	(172.1)
Total Common Equity	(6.8)	108.2	14.2	(0.2)	-	7,907.4

Note:
1Certain of National Grid USA's direct and indirect subsidiaries are either inactive, in the process of being dissolved, or had minor activity in the reporting period; this Exhibit does not list such National Grid USA direct or indirect subsidiaries which represent, in aggregate, less than 0.5% of the total equity or less than .02% of the total net income of National Grid USA Consolidated.
2 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., and Yankee Atomic Electric Co.
3On June 20, 2005, management of New England Power Company concluded that New England Power Company had understated net income for the fiscal years ended March 31, 2002, 2003 and 2004 and overstated net income for the fiscal quarter ended December 31, 2004 (see New England Power Company's Current Report on Form 8-K filed June 24, 2005). The financial statements from these periods, including quarterly financial data from fiscal 2005, will be restated in New England Power Company's Form 10-K for Fiscal year ended March 31, 2005. The amounts reported here are unaudited; audited amounts will be provided in New England Power Company's Form 10-K for fiscal year ended March 31, 2005.
4 As reflected in the Commission's Order Dated May 6, 2005 (Release No. 35-27966), National Grid Transco plc is seeking to complete divestiture or dissolution of NM Properties, Inc., its subsidiaries, and their investments and their businesses, by December 31, 2008.
5National Grid Communications Consolidated includes the following companies: NEES Communications, Inc., National Grid Communications, Inc. and Atlantic Western Consulting, Inc.

.
Exhibit A-2
NATIONAL GRID TRANSCO, NGH ONE, AND INTERMEDIATE COMPANY
CAPITALIZATION TABLE
AT MARCH 31, 2005

	National Grid Transco plc (consolidated)		National Grid Holdings One plc (consolidated)		National Grid Holdings Inc		National Grid (US) Investments 4		National Grid (US) Holdings Limited
	$MM	%	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	20,017.0	41.8	4,106.4	14.4	4,205.0	52.2	2,107.8	23.6	1,322.7	63.3
Preferred stockholders' funds	-	-	-	-	-	-	-	-	-	-
Short - term debt	6,137.2	12.8	9,911.6	34.8	3,852.4	47.8	6,837.4	76.4	765.4	36.7
Long - term debt	21,687.9	45.3	14,473.1	50.8	-	-			-	-
Equity minority interests	19.3	0.0	-	-	-	-			-	-
Preference stock issued by subsidiaries	52.3	0.1	-	-	-	-			-	-
Total capitalization	47,913.7	100.0	28,491.1	100.0	8,057.4	100.0	8,945.2	100.0	2,088.1	100.0

	National Grid US (Partner) 1 Limited		National Grid US (Partner) 2 Limited		National Grid General Partnership
	$MM	%	$MM	%	$MM	%
Common stockholders' funds	4,405.0	100.0	52.2	100.0	4,415.9	100.0
Preferred stockholders' funds	-	-	-	-	-	-
Short - term debt	0.1	-	-	-	0.1	-
Long - term debt	-	-	-	-	-	-
Equity minority interests	-	-	-	-	-	-
Preference stock issued by subsidiaries	-	-	-	-	-	-
Total capitalization	4,405.1	100.0	52.2	100.0	4,416.0	100.0

Notes:

1. The above table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends and other intercompany balances not designated as debt.
2. Except where stated as consolidated, the numbers presented above are on the basis of equity accounting for investments held in subsidiary undertakings.

Exhibit A-3
CAPITAL STRUCTURE OF UTILITY SUBSIDIARIES
AT March 31, 2005

	National Grid USA Consolidated[1]		Massachusetts Electric Company		The Narragansett Electric Company		Granite State Electric Company		Nantucket Electric Company
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	1,254.9	9.7	301.3	13.5	37.7	3.4	-	-	1.6	2.9
Long-term debt	3,664.1	28.4	184.3	8.2	49.8	4.5	15.0	20.5	28.5	52.4
Preferred stock	52.3	0.4	4.7	0.2	5.3	0.5	-	-	-	-
Minority interest	19.6	0.2	-	-	-	-	-	-	-	-
Common stock equity	7,907.4	61.3	1,747.7	78.1	1,008.3	91.6	58.0	79.5	24.3	44.7
Total	12,898.3	100.0	2,238.0	100.0	1,101.1	100.0	73.0	100.0	54.4	100.0

	New England Power Company[2,3]		New England Hydro Transmission-Electric Co., Inc.		New England Hydro Transmission Corporation		New England Electric Transmission Corporation		Niagara Mohawk Power Corporation
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	-	-	4.5	7.1	3.5	9.0	1.9	91.5	950.9	12.6
Long-term debt	410.3	27.1	33.1	52.1	19.5	50.4	-	-	2,923.6	38.9
Preferred stock	1.1	0.1	-	-	-	-	-	-	41.2	0.6
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,102.7	72.8	25.9	40.8	15.7	40.6	0.2	8.5	3,603.1	47.9
Total	1,514.1	100.0	63.5	100.0	38.7	100.0	2.1	100.0	7,518.8	100.0

1 National Grid USA is not a Utility Subsidiary, but is provided as additional information.
2 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., and Yankee Atomic Electric Company.
3On June 20, 2005, management of New England Power Company concluded that New England Power Company had understated net income for the fiscal years ended March 31, 2002, 2003 and 2004 and overstated net income for the fiscal quarter ended December 31, 2004 (see New England Power Company's Current Report on Form 8-K filed June 24, 2005). The financial statements from these periods, including quarterly financial data from fiscal 2005, will be restated in New England Power Company's Form 10-K for fiscal year ended March 31, 2005. The amounts reported here are unaudited; audited amounts will be provided in New England Power Company's Form 10-K for Fiscal year ended March 31, 2005.